1(212) 318-6053

keithpisani@paulhastings.com

July 1, 2021

VIA EDGAR AND BY COURIER

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re:	LGL Systems Acquisition Corp.

Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-256129

Ladies and Gentlemen:

On behalf of LGL Systems Acquisition Corp. (“LGL”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to LGL’s above-referenced registration statement on Form S-4 (the “Registration Statement”) marked to show the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2021.

This Amendment is being filed in response to comments with respect to Registration Statement received from the Commission (the “Staff”) by letter dated June 11, 2021. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of LGL’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Matthew Derby

July 1, 2021

Registration Statement on Form S-4

Summary, page 1

1.

We note your disclosure that “IronNet is a leading company in the cybersecurity defense industry.” Please provide the basis for your characterization that you are a leading company in the industry and describe how this leadership is defined and/or determined. For example, it is not clear whether you are basing this on objective criteria such as market share or revenues for competing software platforms in your industry.

LGL has revised the disclosure on pages 8 and 15 to eliminate the references to IronNet being a “leading company in the cybersecurity defense industry” in response to the Staff’s comment.

Questions and Answers, page 3

2.

Include an additional Q&A quantifying the total dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, such as the amount of equity held by founders and convertible securities, including warrants retained by redeeming shareholders.

LGL has added disclosure on pages 5 and 6 in response to the Staff’s comment.

What happens if the Business Combination is not consummated?, page 4

3.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

LGL has revised the disclosure on page 4 to clarify that LGL’s Existing Certificate does not provide for redemption rights with respect to Founder’s Shares, and that the Sponsor and LGL’s officers and directors have waived any claim they may have to the trust account. There was no specific consideration paid in exchange for this agreement. Rather, LGL was structured this way to be a more attractive investment vehicle for the Public Stockholders. In addition, Section 102.06(f) of the NYSE Listed Company Manual requires that “the [acquisition company’s] founding shareholders must waive their rights to participate in any liquidation distribution with respect to all shares of common stock owned by each of them prior to the IPO or purchased in any private placement occurring in conjunction with the IPO, including the common stock underlying any founders’ warrants.”

Matthew Derby

July 1, 2021

What equity stake will current LGL stockholders and current IronNet stockholders hold in the Combined Company immediately..., page 5

4.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

LGL has revised the disclosure on page 5 in response to the Staff’s comment to add an interim redemption level.

Based on our conversations with the Staff, the Staff suggested the per share value of the shares owned by the non-redeeming shareholders is impacted by the fact that the redeeming shareholders are paid their pro rata portion of the trust account, but are permitted to retain their warrants. In this regard, we respectfully submit that the retention of warrants by the redeeming shareholders (assuming they have not sold them in the trading market) does not impact the per share value of the non-redeeming shareholders. The warrants are classified as liabilities on LGL’s balance sheet at fair values and reflected in the per share book value whether or not LGL Class A common stock is redeemed. The unaudited pro forma condensed combined financial information presents the Combined Company’s book value (stockholders’ equity) and basic and diluted net income (loss) per share, commonly indicators of value, assuming no and maximum redemptions, which we submit adequately informs non-redeeming shareholders as to the potential value of their shares in the Combined Company.

5.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

We respectfully submit that the requested disclosure would not provide meaningful information, as the underwriters did sell 17,250,000 Public Shares in the Initial Public Offering and upon consummation of the Business Combination will be paid pursuant to the terms of the underwriting agreement entered into with LGL. The Company has, however, revised the disclosure in Note 2f to the Ironnet, Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 137 to clarify that the deferred underwriters’ fee will not be reduced as a result of redemptions of Public Shares.

Matthew Derby

July 1, 2021

Summary

Quorum and Vote of LGL Stockholders, page 17

6.

Please quantify the approximate number of LGL Class A common, Class B, and Preferred stock owned by stockholders who have already agreed to vote to approve the Business Combination. Further, please clarify the percentage of the remaining shares that are necessary to achieve the majority voting threshold necessary to approve the transaction.

LGL has revised the disclosure on page 20 in response to the Staff’s comment.

Risk Factors, page 34

7.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

We respectfully advise the Staff that there are no material differences between the terms of the securities issued at the time of the IPO as compared to the LGL common stock that will be issued to the Subscription Investors at the time of the Business Combination, except that purchases of units in the IPO received one share of Class A common stock and one-half of a Public Warrant for $10.00 per unit, whereas the Subscription Investors will only receive one share of Class A common stock for $10.00 per share. In addition, we note that LGL has disclosed that the Sponsor is participating in the Private Placement on the cover page of the proxy statement/prospectus and pages 5, 23, 32, 74, 95, 101, 107, 130, 131, 146, 214, 240, 242, F-21 and F-49.

8.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

LGL has revised the disclosure on page 83 in response to the Staff’s comment.

Matthew Derby

July 1, 2021

Proposal No. 1—The Business Combination Proposal

Background of the Business Combination, page 88

9.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

LGL has revised the disclosure on page 96 in response to the Staff’s comment.

Certain Forecasted Financial Information for IronNet, page 95

10.

Please disclose your material assumptions that supports the significant increases to the financial projection of your revenues. Tell us and disclose how those assumptions reasonably support such changes. Contrast your projected and historical growth rates. Please clearly disclose the underlying drivers that supports your projected growth rates.

LGL has expanded the disclosure appearing on page 105 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 111

11.

We note your discussion of the material U.S. Federal income tax considerations for LGL Class A common stockholders who elect to redeem their Class A common stock. Expand your discussion to discuss the material U.S. Federal income tax considerations for stockholders of IronNet Cybersecurity, Inc. who will exchange their shares of IronNet Cybersecurity, Inc. for LGL Class A common stock. If such exchange is expected to be tax-free under the Tax Code then a tax opinion must be filed in support of such conclusion. See Item 601(b)(8) of Regulation S-K.

LGL has added the requested disclosure beginning on page 120 in response to the Staff’s comment. LGL advises the Staff that tax opinions of the respective counsels to the Company and IronNet will be included in a future pre-effective amendment to the Registration Statement.

Matthew Derby

July 1, 2021

Key Business Metrics, page 208

12.

Please revise to clarify whether Recurring Software Customers includes only those customers that have a recurring contract for both your IronDefense and IronDome products, or if the purchase of a single product is sufficient. In addition, where appropriate, clarify whether your products can be purchased as a standalone product or if they come bundled.

LGL has revised the disclosure on page 222 in response to the Staff’s comment.

13.

We note that you Annual Recurring Revenue includes annualized revenue from any contract that is set to expire in the next 12 months. For your ARR for 2020, indicate whether you revise your metric to reflect actual renewals and terminations. Furthermore, disclose your historical renewal rate for your expiring contracts.

LGL supplementally advises the Staff that IronNet’s ARR metric is calculated at a moment in time and is not subject to revision to reflect actual renewals and terminations. LGL further notes for the Staff that, as IronNet’s customer contracts can have terms as long as five years, renewal decisions are not made as frequently as if the contracts had annual terms. However, LGL has revised the disclosure appearing on page 222 in response to the Staff’s comments.

14.

We note that your Dollar-based Average Contract Length includes the average length of the contracts in the numerator. Please revise to clarify whether you determine the length of the contract as the remaining time left on an existing contract, or the total length of the contract.

LGL has revised the disclosure on page 223 in response to the Staff’s comment.

Results of Operations

Comparison of Fiscal 2021 and Fiscal 2020

Revenue, page 212

15.

We note your total revenue increased by 26% in fiscal 2021 compared to fiscal 2020. Please identify and quantify the material factors that resulted in this increase. Refer to Section III.B of SEC Release No. 33-8350.

LGL has revised the disclosure on page 228 in response to the Staff’s comment.

Matthew Derby

July 1, 2021

Operating expenses

Sales and marketing, page 213

16.

Your disclosure indicates that sales and marketing cost increased by 70% in fiscal 2021, compared to fiscal 2020, primarily due to the continued build out of your sales force globally. Please expand your disclosure to quantify the change in employees year over year. Refer to Section III.B of SEC Release No. 33-8350.

LGL has revised the disclosure on pages 229 and 230 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 217

17.

Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page 1.

LGL is supplementally providing the requested information to the Staff.

Beneficial Ownership of Securities, page 220

18.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities

LGL has revised the disclosure on pages 238 and 240 in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Deferred Commissions, page F-38

19.

Tell us and disclose whether additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 50-2. Revise to disclose the amortization period.

Matthew Derby

July 1, 2021

LGL respectfully advises the Staff that IronNet pays sales commissions to initially obtain a contract with a customer, and upon renewals of such contracts. The commissions paid upon renewal are substantially lower than the commissions paid to initially obtain the contract, even though the economic benefits that IronNet expects to receive upon renewal are similar to those expected from the initial contract. Therefore, the commissions paid on renewals are not commensurate with the commissions paid to obtain the initial contract sale. IronNet defers and amortizes the commissions paid to obtain a contract over the period of benefit, which has been determined to be between one and five years and includes the contractual and expected renewal periods. LGL has revised the disclosure on page F-73 to clarify the foregoing.

Note 2. Revenue

Software, subscription and support revenue, page F-42

20.

We note you have determined to combine your defense software solution as a single performance obligation. We further note that this single performance obligation includes hardware, software licenses, and support and maintenance. Explain in greater detail how you concluded that each of these components should be combined into a single performance obligation. Refer to ASC 606-10-25-14 through 25-22.

LGL respectfully advises the Staff that IronNet markets, sells and monitors its software offering as a single integrated cybersecurity solution, inclusive of software, compute hosting for analytics and sensors which may include hardware, intelligence feeds, and support services. IronNet believes that the nature of its promise to its customers, viewed from its perspective as well as that of its customers, is that of a single integrated solution. As evidence of this assertion, IronNet notes the following:

•

IronNet requires the purchase of access to the sensor and analytics software, intelligence feeds, compute costs to run the software, analytics upgrades and support and maintenance with each purchase of an IronNet cybersecurity system. This is the case whether a customer purchases the core enterprise-centric IronDefense version, or the cross-industry visibility and sharing platforms sold as IronDome. For most customers, it is an offering that includes both sets of capabilities. The analytics software, intelligence feeds, compute costs to run the

Matthew Derby

July 1, 2021

software, analytics upgrades and support and maintenance are all specific to the individual customer’s deployment. If a customer requires additional functionality or coverage in order to expand its cyber protection capabilities or capacity, the customer is required to also purchase an equal amount of intelligence feeds, compute costs to run the software, analytics upgrades and support and maintenance. In other words, IronNet’s customers purchase a single overall cybersecurity solution from it.

•

IronNet’s sales and marketing strategies are designed to highlight and sell the interrelation and interdependency of the analytics software, intelligence feeds, compute costs to run the software, analytics upgrades and support and maintenance as a single combined solution.

•

When provided in hardware form, IronNet’s compute capacity cannot be repurposed by the customer for other uses (e.g., it cannot be used as a firewall, general purpose email server, etc.), and it cannot be updated through software updates offered by IronNet’s competitors. Similarly, IronNet’s intelligence feeds, analytics upgrades and support and maintenance cannot be used with products offered by its competitors.

•

IronNet does not separately track the intelligence feeds, analytics upgrades and support and maintenance that it delivers. Instead, IronNet views their provision as being part of a single update process.

21.	Please disclose revenue from subscriptions separately from software and support revenue. Also, disclose revenue recognized over time and at a point-in-time. See ASC 606-10-55-91.

LGL has revised the disclosure appearing on page F-77 in response to the first part of the Staff’s comment. However, LGL respectfully advises the Staff that IronNet did not recognize software-related revenue at a point in time during the financial periods included in the Amendment.

*    *    *

Matthew Derby

July 1, 2021

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures